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Exhibit 12.1

ANTERO RESOURCES CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	2009	2010		2011		2012		2013		Nine Months Ended September 30, 2014
Pre-tax income (loss) from continuing operations	$(60,197)	$1,155		$456,485		$346,505		$162,023		$140,574
Fixed charges	36,348	56,736		74,743		$97,877		$137,343		$112,348

Total adjusted earnings available for payment of fixed charges	$(23,849)	$57,891		$531,228		$444,382		$113,156		$252,922

Fixed charges
Interest expense, including amortization of debt related expenses	$36,053	$56,463		$74,404		$97,510		$136,617		$111,057
Rental expense representative of interest factor	$295	$273		$339		$367		$726		$1,291

Total fixed charges	$36,348	$56,736		$74,743		$97,877		$137,343		$112,348

Ratio of earnings to fixed charges	NA (1)	1.02	X	7.11	X	4.54	X	2.18	X	2.25	X

(1)
Earnings are deficient to cover fixed charges by $60,197.

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  Exhibit 12.1